07024780

YELL

Queens Walk, Oxford Road
Reading, Berkshire RG1 7PT
United Kingdom

T +44 (0) 118 959 2111
F +44 (0) 118 950 9888

www.yellgroup.com

RECEIVED
2007 JUN 28 A 8: -3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 June 2007

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Ladies and Gentlemen:

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674 - - Amendment to Exemption Request of July 8, 2002 - - Address of Internet Web Site Pursuant to 12g3-2(f)(2)

Yell Group plc (the "Company"), is hereby amending its 12g3-2(b) Exemption Request, dated July 8, 2002, which was cleared on or about August 12, 2002 (file no. 82-34674), by submitting the address of its Internet Web site, www.yellgroup.com, in order to avail itself of its right pursuant to subparagraph 12g3-2(f) of Rule 12g3-2 to publish the information required by subparagraph (b)(1)(iii) on its Internet Web site.

If you have any questions or if we may provide you with additional information, please contact our U.S. counsel, Michael Brady (tel. +44 20 7903 1071, email: michael.brady@weil.com) or Martin Sandgren (tel: +44 20 7903 1007, email: martin.sandgren@weil.com) at Weil, Gotshal & Manges, One South Place, London EC2M 2WG, United Kingdom.

Yours sincerely

John Condron

John Condron
Chief Executive Officer

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

cc: Michael Brady
Martin Sandgren
Weil, Gotshal & Manges

dlw 6/29

END